UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco” or “Company”) hereby informs its shareholders, clients and the Market in general that it received, on last October 2, from B3 S.A. - Brasil, Bolsa, Balcão ("B3"), the Message 1750/2018-SAE/GAE 1, requesting clarification regarding the eventual withdrawal right of shareholders from the Company as a result of the acquisition of 65% of the shares issued by RCB Investimentos S.A. (RCB), disclosed by Bradesco on the Notice to the Market on the aforementioned date.

In response to the Message from B3, Bradesco clarifies that the operation through which it shall perform the aforementioned acquisition does not imply in the possibility of exercising the right of withdrawal by its shareholders, due to the fact that the purchase price to be paid is not classified in any of the conditions established in Article 256 of Law No. 6,404/76.

Cidade de Deus, Osasco, SP, October 10, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina

Executive Managing Officer and

Investor Relations Officer

For any questions or more information, please contact the Market Relations Department (DRM) at +55 (11) 2194-0922 or investors@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.